                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                           APRIA HEALTHCARE GROUP INC.
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                         (Title of class of securities)

                                    037933108
                                 (CUSIP number)


                               Ralph V. Whitworth
                            Relational Investors, LLC
                     4330 La Jolla Village Drive, Suite 220
                           San Diego, California 92122
                                 (619) 597-9400
            (Name, address and telephone number of person authorized
                     to receive notices and communications)


                               February 3, 1998
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.




                               Page 1 of 39 pages

         Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, the undersigned hereby amend their Schedule 13D statement dated October 9, 1997, as amended by Amendment No. 1 dated January 28, 1997 (the "Schedule 13D"), relating to the common stock, par value $0.001 per share (the "Shares") of Apria Healthcare Group Inc. (the "Company"). Unless otherwise indicated, all defined terms used herein shall have the same meanings ascribed to them in the Schedule 13D.

ITEM 4.  PURPOSE OF THE TRANSACTION.

         The answer to Item 4 is hereby amended and restated in its entirety, as follows:

         As previously reported, the Reporting Persons acquired the Shares of the Company for investment purposes. In their opinion, such Shares continue to be undervalued by the market at the present time.

         At the invitation of the Board of Directors of the Company, on January 27, 1998, Ralph Whitworth, a Reporting Person, was appointed to the Company's Board. The Reporting Persons intend to continue their ongoing efforts, consistent with Mr. Whitworth's fiduciary duties as a member of the Company's Board of Directors, to influence the Company to maximize the value of the Shares of the Company.

         The Reporting Persons may discuss the Company from time-to-time with members of the management of the Company, its board of directors and their advisors, may communicate with other shareholders and interested parties concerning the Company, and may exercise any and all of their respective rights as shareholders of the Company in a manner consistent with their equity interests and Mr. Whitworth's fiduciary duties as a member of the Company's Board of Directors. The Reporting Persons may modify their plans, in light of future developments.

         Subject to Mr. Whitworth's fiduciary duties as a member of the Company's Board of Directors, the Reporting Persons may from time-to-time (i) acquire additional Shares (subject to availability at prices deemed favorable) in the open market, in privately negotiated transactions or otherwise, or (ii) dispose of Shares at prices deemed favorable in the open market, in privately negotiated transactions or otherwise.

         On February 3, 1998, Relationship Investors, LLC., a Reporting Person ("RILLC"), entered into a Stockholder Agreement (the "Stockholder Agreement") with JLL Argosy Apria, LLC ("Investor"), CIBC WG Argosy Merchant Fund 2, LLC ("Argosy"), Joseph Littlejohn & Levy Fund III, L.P. ("JLL"), HBI Financial, Inc. ("HBI") and the Company. Argosy and JLL are members of the Investor. The Stockholder Agreement contains certain provisions that may result in the acquisition by the Investor from the Company of shares of Common Stock (and warrants exercisable for shares of Common Stock) constituting approximately 26% (approximately 33%, if Investor fully exercises the warrants) of the shares of Common Stock of the Company that would then be outstanding (after giving effect to the issuance of such shares and the purchase by the Company of 17.3 million shares of Common Stock now outstanding in the manner hereinafter described), the purchase by the Company of approximately 33% of the shares of Common Stock now outstanding, and a change in the present board of directors (the "Board") of the Company. The description of certain provisions of the Stockholder Agreement contained in Item 6 of this Schedule 13D is hereby incorporated into this
Item 4.

         Except as set forth above and in Item 6 of this Schedule 13D, none of the Reporting Persons has any present plans or intentions which would result in or relate to any of the actions described in subparagraphs (a) through (j) of
Item 4 of Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         The answer to Item 6 is hereby amended by the addition, following the last paragraph thereof, of the following:

         On February 3, 1998, Investor, Argosy, JLL and the Company entered into a Stock Purchase Agreement (the "Purchase Agreement") pursuant to which the Company, upon the satisfaction of certain conditions, will offer to purchase from its stockholders 17.3 million shares of its Common Stock. The tender offer by the Company will be funded by an equity investment in the Company by Investor. Under the Purchase Agreement, Investor has agreed, upon the satisfaction of certain conditions, to purchase an aggregate of 12.3 million shares of the Common Stock of the Company, and warrants to acquire 5.0 million shares of Common Stock exercisable at $20.00 per share (the "Transaction"). The purchase price for the shares of Common Stock and warrants to be acquired by Investor will be $172.2 million.

         RILLC entered into the Stockholder Agreement with Investor, CIBC, JLL, HBI, and the Company, in connection with the Purchase Agreement. The Stockholder Agreement provides that from the date of the closing of the Transaction (the "Closing"), until the seventh anniversary thereof, in each election of directors of the Company, each of the Investor and, for so long as there is a person designated by RILLC (a "Relational Director") on the Board, RILLC and, for so long as there is a person designated by HBI (an "HBI Director") on the Board, HBI will cause all voting securities beneficially owned by each of them and any of their affiliates to be voted (A) for a person designated by the Investor ("Investor Directors"), or designee(s) of the Investor, (B) for the RILLC Director or designee of RILLC, (C) for the HBI Director or designee of HBI, and
(D) for the other nominees for the Company's Board nominated in accordance with the provisions described below, to serve as a member of the Board; provided, however, that neither RILLC nor HBI is obligated to cause voting securities beneficially owned by either of them and any of their affiliates to be voted for Investor Directors, the Relational Director, the HBI Director, or the other nominees for the Company's Board nominated in accordance with the provisions described below, if RILLC or HBI, as the case may be, delivers notice to each of the Company and the Investor, after the date on which the Board sets the record date for the meeting of stockholders at which such election of directors shall take place, of its intention not to vote in accordance with the provisions of clauses (A), (B) or (C), above. Upon receipt of such notice from either RILLC or HBI, as the case may be, the Board has no further obligation to nominate for election or appoint as a director of the Company and the Investor shall have no further obligation to cause voting securities beneficially owned by it or any of its affiliates to be voted in favor of the election of the Relational Director or designee of RILLC or the HBI Director or designee of HBI. See Section 2.2 of the Stockholder Agreement attached hereto as Exhibit 4, which is incorporated in its entirety into this Item 6.

         The Stockholder Agreement also provides that each of RILLC and HBI agrees that, subject to its fiduciary duties to its investors (as it may determine in its discretion), (i) it will not sell any voting securities beneficially owned by it as of February 3, 1998, on or prior to the record date for the meeting of the stockholders of the Company at which the stockholders will consider and take action upon the Transaction and, (ii) it will cause all voting securities beneficially owned by it on the record date to be voted in favor of approval of the transactions contemplated by the Stock Purchase Agreement. See Section 2.4 of the Stockholder Agreement attached hereto as
Exhibit 4, which is incorporated in its entirety into this Item 6.

         Under the Stockholder Agreement, the parties agree that, effective upon the Closing, the number of Directors comprising the Board will be nine (9), of which three will be Investor Directors, and six will be directors (including George Argyros, Ralph Whitworth, and the Chief Executive Officer of the Company, who shall be nominated by the Investor and approved by the Board) who are neither (i) an Investor Director; (ii) an affiliate of, or partner or investor in, the Investor, Argosy or JLL, or a person who has a material business, financial or familial relationship with the Investor, Argosy or JLL or any of their affiliates that could reasonably be expected to affect such director's judgment; nor (iii) except in the case of the Chief Executive Officer of the Company, an officer or employee of the Company or any of its subsidiaries. See
Section 4.1 of the Stockholder Agreement attached hereto as Exhibit 4, which is incorporated in its entirety into this Item 6.

         The Stockholder Agreement also provides for the nomination for election or appointment as a director of the Company of one or more designees of the Investor (i) at each meeting of the Company's stockholders as necessary, (ii) upon the death, resignation, retirement, disqualification or removal from office of any Director, or (iii) upon any increase in the size of the Board such that Investor Directors will constitute 33 1/3% of the Board (rounded to the nearest whole person). Under the

Stockholder Agreement, the parties also agree that the Company's Board will nominate for election or appoint as a director of the Company one or more designees of RILLC (i) at each meeting of the Company's stockholders at which the term of Ralph Whitworth (or a successor Relational Director) expires or (ii) upon the death, resignation, retirement, disqualification or removal from office of Ralph Whitworth (or of a successor Relational Director), and one or more designees of HBI (i) at each meeting of the Company's stockholders at which the term of George Argyros (or a successor HBI Director) expires or (ii) upon the death, resignation, retirement, disqualification or removal from office of George Argyros (or of a successor HBI Director). The Company has agreed to use all reasonable efforts to solicit proxies in favor of and obtain the election of each such nominee. See Section 4.2 of the Stockholder Agreement attached hereto as Exhibit 4, which is incorporated in its entirety into this Item 6.

         The Stockholder Agreement provides that the number of Directors which the Investor, RILLC or HBI will be entitled to designate will be reduced if the number of shares of Common Stock beneficially owned by the Investor, RILLC or HBI, respectively, fall below certain stated levels. In addition, if RILLC or HBI engages in or becomes a member of a group that engages in a proxy contest to oppose election of the directors nominated by the Board pursuant to the Stockholder Agreement or becomes a member of a group that has as its purpose the approval of a transaction that will result in a change of control of the Company, then the Relational Director or the HBI Director, as the case may be, is required to tender his resignation from the Board, the voting obligations with respect to RILLC or HBI, as the case may be, will cease, and the Company will not be required to nominate for election or appoint as a director of the Company any designee of RILLC or HBI, as the case may be. See Section 4.2 of the Stockholder Agreement attached hereto as Exhibit 4, which is incorporated in its entirety into this Item 6.

         The Stockholder Agreement also provides for the appointment of directors to the executive, audit, compensation and nominating committees of the Board and of any other committee constituted from time to time by the Board. See
Section 4.1 of the Stockholder Agreement attached hereto as Exhibit 4, which is incorporated in its entirety into this Item 6.

Item 7.  Material to be Filed as Exhibits.

         The following Exhibits are filed herewith:

         1. Information concerning transactions in the Shares effected by the Reporting Persons.

         2. Customer Agreement with Donaldson, Lufkin & Jenrette Securities Corporation.

         3.       Joint Filing Agreement.

         4. Stockholder Agreement, dated February 3, 1998, among JLL Argosy Apria, LLC, CIBC WG Argosy Merchant Fund 2, LLC, Joseph Littlejohn & Levy Fund III, L.P., Relational Investors, LLC, HBI Financial, Inc. and Apria Healthcare Group, Inc.

         Exhibits 1 through 3 were filed with the initial Schedule 13D of the Reporting Persons, dated October 9, 1997.

                                   SIGNATURES

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information contained in this statement is true, complete and correct.

Dated: February 5, 1998


RELATIONAL INVESTORS, L.P.
RELATIONAL FUND PARTNERS, L.P.
RELATIONAL COAST PARTNERS, L.P.
RELATIONAL PARTNERS, L.P.

By:  Relational Investors, LLC
     as general partner to each


    By: /s/ Ralph V. Whitworth
       -------------------------------
        Ralph V. Whitworth
        Managing Member


RELATIONAL INVESTORS, LLC


By: /s/ Ralph V. Whitworth
   -------------------------------
    Ralph V. Whitworth
    Managing Member


/s/ Ralph V. Whitworth
-------------------------------
Ralph V. Whitworth


/s/ David H. Batchelder
-------------------------------
David H. Batchelder


/s/ Joel L. Reed
-------------------------------
Joel L. Reed

                                  EXHIBIT INDEX


EXHIBIT NO.                     DESCRIPTION                                     PAGE NO.
-----------                     -----------                                     --------
     1.            Information concerning transactions in the Shares
                   effected by the Reporting Persons.

     2.            Customer Agreement with Donaldson,
                   Lufkin & Jenrette Securities
                   Corporation.

     3.            Joint Filing Agreement.

     4.            Stockholder Agreement, dated February 3, 1998, among JLL
                   Argosy Apria, LLC, CIBC WG Argosy Merchant Fund 2, LLC,
                   Joseph Littlejohn & Levy Fund III, L.P., Relational
                   Investors, LLC, HBI Financial, Inc. and Apria Healthcare
                   Group, Inc.

                  Exhibits 1 through 3 were filed with the initial Schedule 13D of the Reporting Persons, dated October 9, 1997.